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                                                               EXHIBIT (a)(1)(C)

                                 July 3, 2001



Subject Line: Instructions for Participating in Bankrate's Stock Option Exchange Program

     Because Bankrate is committed to developing additional incentive programs for our employees, we have created a Stock Option Exchange Program for the benefit of employees whose stock options are currently underwater (meaning their exercise or "strike" price is above the current market value of Bankrate's common stock). The Stock Option Exchange Program is an opportunity for eligible employees to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price.

     This letter gives another overview of the program and instructions on how, and materials needed, to participate. Bankrate's offer is being made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal that are attached to this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender any of your options. A tender of options involves risks that are mentioned in this letter and further discussed in the Offer to Exchange. To tender options for exchange, you must properly complete, sign and return to Robert J. DeFranco, Bankrate's Senior Vice President-Chief Financial Officer, the Letter of Transmittal and any other required documents prior to the expiration of Bankrate's offer, which is currently expected to be 12:00 midnight, Eastern time, on August 1, 2001 and is subject to extension at the discretion of Bankrate.

The Stock Option Exchange Program - What It Is

     The Stock Option Exchange Program allows eligible option holders to turn in options granted under the 1997 Equity Compensation Plan, dated July 1997 (the "1997 Plan") and under the 1999 Equity Compensation Plan, dated March 1999, as amended and restated (the "1999 Plan"), in exchange for Bankrate committing to grant new options at a later date under the 1997 Plan and the 1999 Plan, as applicable. The date of grant of the new options will be on or about the first business day that is at least six months and one day following the date Bankrate cancels the tendered options (the "Cancellation Date") which is expected to be the day following the expiration of the offer. For example, if the Cancellation Date on which Bankrate accepts and cancels the tendered options is August 2, 2001, the business day following the scheduled expiration date, Bankrate will grant the new options on or about February 4, 2002. Under this program, for every option an employee turns in, he or she will receive one option at a strike price equal to the fair market value of Bankrate's common stock on the grant date (unless tax regulations require a higher strike price for Incentive Stock Options granted to significant stockholders).

     For example, if an employee returns a grant of 3,000 options with a strike price of $4.50 per share prior to the scheduled expiration date of August 1, 2001, that employee will receive a new grant of 3,000 stock options on or about February 4, 2002 with a strike price equal to the fair market value of Bankrate's common stock on the future grant date.

     The new options will have an exercise schedule that begins on or about February 4, 2002, the scheduled date of the grant. Stock option grants that you choose not to tender will continue to be exercisable according to their current schedule. The new options will expire 10 years from the date of grant.

     For option grants under the 1997 Plan tendered pursuant to the Stock Option Exchange Program, new options will be granted pursuant to, and be subject to the terms and conditions of, the 1997 Plan and a stock option agreement with Bankrate that you will have to sign on the new grant date. For option grants under the 1999 Plan tendered pursuant to the Stock Option Exchange Program, new options will be granted pursuant to, and be subject to the terms and conditions of, the 1999 Plan and a stock option agreement with Bankrate that you will have to sign on the new grant date.
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Who is Eligible

     All current employees of Bankrate, Inc., or of its subsidiaries, are eligible to tender their options for exchange.

How it Works

     If you choose to replace your stock options, please keep in mind the following:

 . All unexercised options, whether exercisable or not exercisable, can be surrendered for exchange.

 . Each new option will be exercisable immediately upon the date of grant to the same extent the corresponding tendered option that is accepted for exchange would have been exercisable at the date of grant of the new option had the tendered option not been cancelled. The remaining new options will become exercisable in accordance with your current exercise schedule.

How to Participate

     If you want to participate in the Stock Option Exchange Program, you need to fill out and sign the attached Letter of Transmittal and send it by mail, fax, or hand delivery to Robert J. DeFranco, Bankrate's Senior Vice President-Chief Financial Officer, by 12:00 midnight, Eastern time, on August 1, 2001, unless Bankrate extends the offer.

     If you change your mind after you send in the form and wish to withdraw your tendered options from the program, you can do so by delivering the attached Notice of Withdrawal to Bankrate prior to expiration of the offer.

Frequently Asked Questions

Why is Bankrate giving its employees the opportunity to replace current underwater options for new options?

     Bankrate realizes that many current outstanding options have strike prices that are significantly higher than the current market price of the common stock. Because of that, those options may not currently be providing the long-term performance incentives that Bankrate would like its employees to have. This exchange program gives employees a choice to receive options that over time may have a greater potential to increase in value.

Why do I have to wait six months and one day for a new grant? Why can't I get a new grant immediately at the current stock price?

     So that we may avoid undesirable accounting treatment, accounting literature requires that we wait a minimum of six months and one day before we issue the new options. Further, we are not allowed to establish the exercise price for such new options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this exchange program. This program balances our desire to make an opportunity available for employees while not creating a program that is fiscally irresponsible.

Why doesn't Bankrate simply reprice current options?

     Based on accounting guidance, "repricing" existing options would result in the adverse accounting treatment referred to above and would cause Bankrate to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets employees make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.

What do we expect the stock price to be in February of next year when the new options are granted?

     There is no way to predict what the stock price will be in February 2002, just as there is no way to predict market volatility. It is possible that the market price of Bankrate's common stock could increase so that the exercise

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price of your new options to be granted in February 2002 could be higher than the current exercise price of the options you surrender for exchange.

     You need to make your decision on participating in the Stock Option Exchange Program based on the exercise price of your current options, your expectations regarding the performance of our stock between now and February 2002, the revised exercise schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

How can I find out the size and exercise price of my current option grants?

     You can review your current stock option agreement(s) or contact Robert J. DeFranco at (561) 630-1230.

What if I am no longer with the company (for any reason, including voluntary termination, involuntary termination or death) before the new options are granted in February 2002?

     If for any reason you are no longer an employee of Bankrate or any of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options or any other consideration for your tendered options.

What if I tender options and Bankrate undergoes a change of control, such as a merger, prior to the grant of the new options?

     If we undergo a change of control, such as a merger, prior to the grant of the new options, it would be our intent to negotiate the terms of that change of control transaction such that you would receive options to purchase securities of the acquiror if the consideration in the transaction consists of securities of the acquiror. However, we have the right to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in our best interest and our stockholders' best interest, and this could result in your not being granted the new options.

What happens to other grants I may have that I choose not to replace?

     Nothing. They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the Cancellation Date and prior to and after the grant date of the new options in accordance with their current terms.

Who do I contact with additional questions?

     If you need more information about the Bankrate Stock Option Exchange Program, please contact Robert J. DeFranco at (561) 630-1230.

     Bankrate's Board of Directors makes no recommendation as to whether or not you should tender your options. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own counsel, accountant and/or financial advisor.

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